News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	February 8, 2021

SEABRIDGE GOLD TEAM MEMBER ANNOUNCED AS NATIONAL AWARD WINNER FROM WOMAN IN MINING CANADA

Toronto, Canada... Seabridge Gold's (TSX:SEA)(NYSE:SA) Taryn Cutler has won the 2021 Indigenous Student Trailblazer Award by Woman in Mining Canada. The Indigenous Student Trailblazer Award is awarded to young Indigenous women in post-secondary studies, college, vocational training and university who are successfully integrating into the minerals and metals industry. The women considered for this award are establishing a path in mining and inspiring other young indigenous women to join the industry's ranks while retaining their connection to their culture and traditions.

Taryn Cutler is the Community Liaison and Office Manager of Seabridge's Smithers BC office. She joined the company in 2011 and has steadily expanded her role and responsibilities since then. In addition to her full-time job with Seabridge, Taryn has a young family while also currently enrolled in the General Studies Program offered by Thomson River University. Ms. Cutler belongs to the Wolf Clan of the Tahltan Nation and she is an active participant in the life of her community.  Her commitment to life-long learning, her willingness to work tirelessly and her insights into NW BC communities have greatly helped Seabridge develop and maintain its "social license to operate" at KSM and its other BC and Yukon projects. She is a role model for young women looking to enter the mining industry.

Seabridge Chairman and CEO Rudi Fronk stated: "We are very pleased and proud to see Taryn's accomplishments being recognized by her colleagues and peers.  Her quiet leadership and success as a role model demonstrate her focus and strength of character and highlight the commitment that Seabridge places on hiring and advancing citizens from local NW BC communities."

ABOUT SEABRIDGE

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets are the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com